SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02041614

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated June 21, 2002

____Turkcell Iletisim Hizmetleri A.S.____
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

PROCESSED

JUL 0 1 2002

_____
(Address of Principal Executive Office)

THOMSON ☐
FINANCIAL ⌐

RECD S.E.C.
JUN 21 2002
FEE 088

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b).)

Enclosures:

1-   Additional Imformation to the Special Situation Announcement made on June 19, 2002
      to the Istanbul Stock Exchange.
2-   Q1 2002 MD&A and Financials.



FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

This announcement provides additional information to the Special Situation Announcement made on June 19, 2002.

As per the information collected on the shareholding structure of Pamukbank T.A.S., to the best of our knowledge, the information on trade/non-trade payables or receivables to/from the shareholders of Pamukbank T.A.S. is as follows:

Shareholder	Payables	Receivables
Çukurova Holding A.Ş.	-	USD $ 33.423.500 *
Çukurova İthalat ve İhracat	-	TL 35.622.136.382
Çukurova Dış Ticaret	-	-
Endüstri Holding	-	-
Avor İnş. Gıda Tekstil, Kimya	-	-
Genel Denizcilik Nakliyat	-	-
Sınai ve Mali Yat. Holding	-	-

> * As announced by the Special Situation Announcement dated February 28, 2002, as per Board of Directors Resolution dated February 28, 2002, shareholders of Fintur Holdings B.V. (Fintur) have signed a Letter of Intent in connection with the restructuring of Fintur and later on May 10, 2002 a Share Purchase Agreement was signed. As per the announcements, the expected net compensation to be paid by Turkcell is about US $ 75 million and the receivables from Cukurova Holding A.Ş. are advance payments made with regards to the above -mentioned transactions. The share transfers have not been completed yet.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.Ş.

Koray Öztürkler   Serkan Okandan
Investor Relations   Planning and Reporting
21.06.2002, 9:00   21.06.2002, 09:00

OPERATING AND FINANCIAL REVIEW FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

Overview

The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2000 and 2001 and for each of the years in the three year period ended December 31, 2001 included in our annual report on Form 20-F for the year ended December 31, 2001 (the "20-F") and the consolidated financial statements and related notes as of December 31, 2001 and March 31, 2002, and for each of the three month periods ended March 31, 2001 and 2002 included herein. The information as of and for each of the three month periods ended March 31, 2001 and 2002 is not audited.

This discussion of operating results is based upon our financial statements prepared under US GAAP. Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At this time we also entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network.

Under the license, we pay the Turkish Treasury a monthly license fee equal to 15% of gross revenue. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network.

Prior to the award of the license, we operated under a revenue sharing agreement with Turk Telekom. Under the revenue sharing agreement, Turk Telekom contracted with customers, set tariffs, performed customer billing and collection, assumed collection risks and permitted us access to Turk Telekom's communications network. We received 100% of the fees generated by SIM card sales, 32.9% of fees billed for connection, monthly fees and outgoing calls and 10% of fees billed for incoming calls, an arrangement which resulted in payment to us of approximately 25% to 30% of the net system revenues generated by customers of our GSM network.

Since the award of the license, we have recognized 100% of the fees charged to customers as revenue and we bear the full risks and rewards of all aspects of our business. As a result, our results of operations for periods prior to the grant of the license are not directly comparable to our results of operations for periods after the award of the license. The financial statement effects of the acquisition of the license are difficult to quantify because we have experienced growth in revenue from both the acquisition of the license and the expansion of our customer base. A description of the impact of the award of the license on our revenues and costs is provided below under "—Revenues" and "—Operating Costs".

We commenced construction of our GSM network in 1993. As of March 31, 2002, we have made capital expenditures amounting to approximately $3.7 billion including the cost of our license. As of March 31, 2002, our network coverage area included approximately 100% of the population

living in cities of 10,000 or more people, including the 81 largest cities, and a majority of the country's tourist areas and principal intercity highways.

The build-out of our network and the development of our business to date have required substantial operating and marketing expenditures, which resulted in net losses in 1994, 1995 and 1996. We achieved our first full year of positive net results in 1997. We generated net income under US GAAP of $212.0 million in 1998, $369.1 million in 1999, $227.9 million in 2000, a net loss of $186.8 million in 2001 and net income of $0.6 million for the three month period ended March 31, 2002. The net income realized in the first quarter of 2002 is mainly due to the 18% increase in revenues compared with the fourth quarter of 2001 together with the 8% appreciation of Turkish Lira against the US Dollar during the three month period ended March 31, 2002. Our ability to continue to grow and to generate operating cash flows and increase operating profits in the future will depend upon a number of factors, including: the level of competition in the Turkish market and its effect on pricing; the stability of the Turkish economy; our rate of churn; our ability to attract new customers to our network or retain existing customers in our network; customer usage; the level of tariff; incoming call revenue; and our ability to control costs relating to expanding and enhancing the network and developing and servicing our customer base.

Our customer base has expanded from 63,500 at year-end 1994 to approximately 2.3 million at year-end 1998, 5.5 million at year-end 1999, 10.1 million at year-end 2000, 12.2 million at year-end 2001 and 12.7 million as of March 31, 2002. The growth in 2001 was slower than previous years, mainly due to the increase in penetration levels and effects of the economic turmoil in 2001.

During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to customers who might not meet our credit standards for postpaid service or who otherwise prefer to avoid monthly billing. With prepaid service, we extended the reach of our services by providing an alternative to lower income and younger segments of the market. By March 31, 2002, 8.1 million customers had commenced usage of the prepaid service. Prepaid customers do not pay monthly fees, and this service currently includes data, call waiting, call barring, roaming and information line services. On February 1, 2001, we introduced roaming services for our prepaid customers. Average sales and marketing expense per prepaid customer are generally less than that for postpaid customers. In addition, while additional prepaid customers to the network increase total revenues and total minutes of use, average minutes of use per prepaid customer and average revenue per prepaid customer tend to be lower than for postpaid customers.

Our average monthly minutes of use per customer has decreased from 132.9 minutes in 1999, to 103.4 minutes in 2000, 63.9 minutes in 2001 and to 52.7 minutes for the first quarter of 2002. Our average monthly revenue per customer decreased 24% to $11.7 for the three month period ended March 31, 2002 from $15.3 for the same period in 2001. Average revenue per customer has been negatively impacted by the implementation of a 25% special communications tax on December 1, 1999 in response to the earthquakes that hit Turkey in 1999. The special communications tax was scheduled to terminate at the end of 2000 but has been extended for two more years. In addition, the significant economic difficulties at the end of 2000 and during 2001, also contributed to the decrease in average revenue per customer in 2000 and 2001 and for the three month period ended March 31, 2002. Average revenue per customer has been also negatively impacted as a result of the increased portion of prepaid customers in our subscription base. Prepaid customers represented 52% and 64% of total subscribers by the end of the first quarter of 2001 and 2002, respectively. Although our total revenues decreased in 2002, we expect that total revenues will increase as our customer base grows. However, we expect that average revenue per customer and average monthly minutes of use may continue to decline as the mobile telecommunications penetration level in Turkey and the proportion of prepaid subscribers in our subscriber base continue to increase.

Churn is calculated as the total number of customer disconnections during a period as the percentage of the average number of customers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary.

We adopted a shorter disconnection process on September 14, 2000 for nonpaying subscribers. Under the new disconnection process, subscribers who do not pay their bills will be disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a result, for the year ended December 31, 2001, we disconnected approximately 786,000 subscribers for nonpayment of bills and our annual churn rate was 13.1%. For the quarter ended March 31, 2002, we disconnected approximately 52,000 additional subscribers for nonpayment of bills and our quarterly churn rate was 3.1%. We have a bad debt provision in our financial statements for such non-payments and disconnections amounting to $111.0 million and $130.3 million as of December 31, 2001 and March 31, 2002, respectively, which provisions we believe are adequate.

International Operations

In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as digital television and Internet services, we and several of our founding shareholders formed a new holding company in 2000 to hold many of our non-GSM and international investments. The holding company, Fintur Holdings B.V. (Fintur), is currently owned jointly with some of our principal shareholders. At March 31, 2002, we own 25% of Fintur. The remaining equity of Fintur is currently owned by Sonera Holding B.V., Cukurova Holding A.S., Cukurova Investments N.V., Yapi ve Kredi Bankasi A.S. and Yapi Kredi Holding B.V.

Fintur currently holds our entire interest in: Digital Platform, a digital television-programming distributor; Superonline, one of the leading Internet service providers in Turkey; and all of our international GSM investments other than our Northern Cyprus operations. The GSM operations of Fintur consist of the following directly or indirectly owned assets: a 51.3% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 77% interest in Moldcell S.A. of Moldova. Jointly these operators had approximately 1.2 million customers at the end of March 31, 2002. The total population of these countries is approximately 31 million, and currently the companies' networks cover a total population of approximately 22 million. The companies in Azerbaijan, Kazakhstan and Moldova are market leaders in their respective markets, and Geocell of Georgia is the second largest operator in Georgia.

Fintur also currently holds interests in businesses contributed by the other Fintur shareholders and may, in the future, hold other businesses in which we decide to invest with the other Fintur shareholders. Some of the investments that we contributed to Fintur were consolidated subsidiaries for purposes of our financial statements prior to the formation of Fintur. As of March 31, 2002, we accounted for the investment in Fintur using the equity method.

On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to buy 16.45% of Fintur's international GSM business from the Cukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur's technology businesses to the Cukurova Group. The consideration to be paid by Turkcell to the Cukurova Group resulting from these transactions is expected to be approximately $71 million. On March 7 and May 29, 2002, we paid $35.4 million and $3.8 million to Cukurova Group, respectively, and upon completion of the transaction we will pay the remaining $31.6 million to Cukurova Group. In the event that this transaction is not completed Cukurova Group will return our initial payments of $39.2 million. We have receivables from Fintur on a non-consolidated basis of approximately $64 million as of March

31, 2002, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the consideration paid by us to the Cukurova Group.

Therefore, we estimate that our net cash outflows will be approximately $7.0 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell, and accordingly an impairment charge of $27 million was recognized in Fintur's unaudited financial statements for the three month period ended March 31, 2002, which has an effect amounting to approximately $6.7 million in our results of operations for the three month period ended March 31, 2002. On May 10, 2002, we and the other shareholders of Fintur signed a share purchase agreement in connection with the restructuring of Fintur's two business divisions, which includes the basic principles agreed in the letter of intent. We expect that the restructuring will be completed in June 2002. However, the finalization of the deal is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals. We believe that the proposed reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for growth since these GSM operations are located in countries with low mobile penetration rates

In addition to our interest in Fintur, we also have interests in other Turkish ventures. On June 13, 2000, Turktell Bilisim Servisleri A.S. (Turktell) was established to provide and manage marketing activities for the services developed by us or our group companies and to act as a venture capital company for new projects for our group companies. We have also established Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global) as a subsidiary to provide us with telemarketing, telesales, directory assistance and call center services. In addition, we established Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss) to provide data services for corporate customers using GSM, satellite, Internet and digital platform technologies. Starting from January 1, 2002, the services of Corbuss are being provided within our organization of Turkcell. We have also established Mapco Internet ve Iletisim Altyapilari A.S. (Mapco) for our content aggregation and content management.

Critical Accounting Policies

For a discussion of our critical accounting policies, please see "Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies" in our 20-F. In addition, for a description of the impact of adoption of EITF 01-09 please see "New Accounting Standards."

Revenues

Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate in our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the customer's service package. Monthly fixed fees are charged to each postpaid customer each month in a specified amount that varies according to the customer's service package, without regard to actual use of our GSM network services. Prior to March 1, 2000, we charged a one-time nonrefundable subscription fee when a new customer initially contracted with us for the provision of GSM network services. The subscription fee was waived in many cases after the award of the license and was finally terminated on March 1, 2000, as part of our promotions to increase our customer base. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a customer. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

Since the acquisition of our license, we have recognized subscription fees (until their discontinuation on March 1, 2000) and SIM card sales as revenue upon initial entry of a new customer into the GSM network, only to the extent of the direct costs associated with providing these services. In order to promote growth in the number of our customers, we terminated subscription fees on March 1, 2000. Excess subscription fees, if any, were, and SIM card sales continue to be, deferred and recognized over the estimated effective customer life. In connection with postpaid and prepaid customers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of customers, call volume and tariff pricing.

As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a customer travels outside Turkey, in which case we charge the customer for a portion of the incoming call.

Under the Telecommunications Law, we set our tariffs, subject to the maximum tariffs set by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. Prior to the award of our license in April 1998, the rates charged to customers for communication, monthly access and subscription fees were set by Turk Telekom. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. As a result of the recent economic crisis, we have taken actions to increase revenues. We raised tariffs in January, March, June, August and November of 2001 and in February 2002. We also launched a variety of new tariff packages to attract new customers. However, increased competition in the market may require us to reduce tariffs in the future and launch a variety of new tariff packages. Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition.

Revenue decreased by 12% for the three month period ended March 31, 2002 compared to the same period in 2001. The decrease in revenues is mainly due to depressed economic conditions in Turkey, the lagged impact of tariff increases and the increased proportion of prepaid subscribers with low usage habits in our subscriber base.

We charge Turk Telekom a net amount of $0.06 per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network. Prior to the award of the license, we did not receive payments from Turk Telekom for interconnection. Starting from March 1, 2001, we charge Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. Prior to October 1999, we did not have an interconnection agreement with Telsim. We entered into an interconnection agreement with IsTim Telekomunikasyon Hizmetleri A.S. (IsTim) on February 13, 2001, that became effective on March 9, 2001, after the Ministry of Transportation's approval. Effective March 9, 2001, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell Haberlesme ve Pazarlama Hizmetleri A.S. (Aycell) on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us.

Under our license, we estimate that we received net revenues of approximately 80% of after-tax GSM network revenues both for the three month periods ended March 31, 2001 and 2002. Prior to the award of our license, we received approximately 25% to 30% of net GSM network revenues under our revenue sharing agreement with Turk Telekom.

During the third quarter of 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001, and asked the parties to reach a decision by November 15, 2001. The

proposal included an upfront fee amounting to $60 million as well as a per minute fee of $0.12 for voice and $0.037 for each SMS messaging with a guaranteed volume of airtime usage of 600 million minutes until the end of December 31, 2003. As we believe that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, we obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict, preventing the implementation of a national roaming agreement between IsTim and us. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 27, 2001, we initiated an arbitration suit in the International Arbitral Tribunal of the International Chamber of Commerce (ICC) against the Ministry and the Telecommunications Authority. Furthermore, we have initiated an action before the Ankara Ninth Administrative Court on November 13, 2001, to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court of First Instance upheld our injuction that it rendered in our favor on November 12, 2001. We have commenced an arbitral proceeding against the Ministry and the Telecommunications Authority in accordance with the supplemental agreement relating to resolution of the disputes arising in connection with the Licence Agreement signed and entered into by and between us and the Ministry on May 15, 2001. The case is currently pending and the parties are filing their petition and responses.

On March 8, 2002, the Telecommunications Authority published a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties effected by the new regulation, including us, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

- a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

- a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

- a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

If we are forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on our investment in our GSM network, our financial position, results of operations and cash flows could be materially adversely affected.

In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless, the Telecommunications Authority declared that we are under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, we still benefit from the injunctive relief obtained on November 12, 2001.

On April 8, 2002, we obtained a cautionary injunction from the Court against the application of the new regulation published by the Telecommunications Authority requiring us to agree on national roaming within 30 days and providing for penalties in case we did not agree. We initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that we are not required to enter into an agreement within 30 days and that we are under no obligation to pay any penalties whatsoever if we do not agree within 30 days. We believe

that Telsim has obtained a similar injunction but has not yet enforced it. The parties to the ICC proceedings dated April 11, 2002, have not yet appointed their arbitrators.

We have not been approached by Aycell regarding entering into a national roaming agreement.

Operating Costs

Direct Cost of Revenues

Direct cost of revenues include mainly license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM network operators for calls made by our customers while outside Turkey, interconnection fees paid to Telsim, IsTim, Aycell and Turk Telekom and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which relates items included in direct cost of revenues.

Under the Turk Telekom interconnection agreement, we pay Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network. Prior to the award of the license, we did not pay license fees. In addition, we did not pay Turk Telekom separately for interconnection. Interconnection costs were covered in the revenues that Turk Telekom retained under the Revenue Sharing Agreement.

Effective March 1, 2001, we pay Telsim a net amount of $0.20 per minute for traffic switched from us to Telsim. Prior to October 1999, we did not have an interconnection agreement with Telsim. Calls originating on our network and terminating on the Telsim network were routed through the Turk Telekom network and we paid Turk Telekom for the interconnection. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Starting from March 9, 2001, we pay IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. We also entered into an interconnection agreement with Aycell on July 19, 2001. We pay Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. These charges are included in direct cost of revenues.

General and Administrative

General and administrative expenses consist of fixed costs, including services provided from outside sources, company cars, office rent, office maintenance, insurance, consulting, payroll, offering expenses borne by us and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past four years due to economies of scale. Since the award of the license in April 1998, our general and administrative expenses also include bad debt expenses of our postpaid customers.

Selling and Marketing

Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, wages and salaries and personnel expenses of sales and marketing related employees

and other expenses, including travel expenses, office expenses, insurance, company car expenses, training expenses and telephone cost services.

The average acquisition cost was approximately $53 and $32 per new customer for the three month periods ended March 31, 2001 and 2002, respectively. We compute average acquisition cost per new customer by adding sales promotion expenses, simcard subsidies, activation fees and special transaction tax and dividing the sum by the gross number of new customers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue.

The following table shows certain items in our statement of operations as a percentage of revenues.

	Year ended December 31,		Three Months ended March 31,	
	2000	**2001**	**2001**	**2002**
Statement of Operations (% of revenue)				
Revenues				
Communication fees	88.2%	93.9%	91.3%	95.4%
Monthly fixed fees	10.4	4.9	7.9	2.6
Subscription fee	0.0	0.0	0.0	0.0
SIM card sales	1.0	0.7	0.3	1.3
Call center revenues	0.3	0.5	0.5	0.6
Other	0.1	0.0	0.0	0.1
Total revenues	100.0	100.0	100.0	100.0
Direct cost of revenues	(58.0)	(69.0)	(65.4)	(71.5)
Gross margin	42.0	31.0	34.6	28.5
General and administrative expenses	(9.1)	(7.6)	(9.3)	(5.8)
Selling and marketing expenses	(12.3)	(10.6)	(14.3)	(10.3)
Operating income	20.6	12.8	11.0	12.4

Three month period ended March 31, 2002 compared to three month period ended March 31, 2001

We had 12.7 million customers, including 8.1 million prepaid customers, as of March 31, 2002, compared to 10.9 million customers, including 5.6 million prepaid customers, as of March 31, 2001. During the first quarter of 2002, we added approximately 0.5 million net new customers.

Revenues

Total revenues for the three month period ended March 31, 2002 decreased 12% to $437.2 million, from $494.3 million for the same period in 2001. The decrease in revenues is mainly due to depressed economic conditions in Turkey, the lagged impact of tariff increases and the increased proportion of prepaid subscribers with low usage habits in our subscriber base.

Revenues from communication fees for the three month period ended March 31, 2002 decreased by 8% to $417.3 million from $451.4 million for the same period in 2001 mainly due to depressed economic conditions in Turkey. Communication fees include SMS revenue which amounted to $43.9 million for the three month period ended March 31, 2002 and $51.5 million for the same period in 2001. As the monthly fixed fee in Turkish Lira remained the same during the year 2000 and for the period until May 15, 2001, devaluation effects caused monthly fixed fees to decline as a percentage of revenues. Accordingly revenues from monthly fixed fees for the three month period ended March 31, 2002 decreased 71% to $11.4 million from $38.9 million for the same period in 2001. SIM card revenues for the three month period ended March 31, 2002 increased 314% to $5.8 million from $1.4 million for the same period in 2001.

In 2001, the Emerging Issues Tax Force (EITF) within the Financial Accounting Standards Board (the FASB) discussed EITF 00-14 "Accounting for Certain Sales Incentives", EITF 00-22 "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which in November 2001 led to the issuance of EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". EITF 00-14, 00-22 and 00-25 address the extent to which different types of payments or benefits to retailers or customers shall be reported as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 31, 2001. We have adopted EITF 01-09 on January 1, 2002. However, in our announcement dated April 25, 2002, in which we released our results as of and for the quarter ended March 31, 2002, we stated that we had not fully determined the effects of EITF 01-09 on our financial statements as of and for the quarter ended March 31, 2002. Upon the application of EITF 01-09, financial statements for prior periods presented for comparative purposes will also be reclassified to comply with the income statement display requirements under EITF 01-09. We have completed our work on the application of EITF 01-09 on our results as of and for the quarter ended March 31, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $36.0 million in the first quarter of 2001. The adoption of EITF 01-09 had no impact on our operating income, net income (loss) or earnings (loss) per share.

Direct cost of revenues

Direct cost of revenues decreased 3% to $312.7 million for the three month period ended March 31, 2002 from $323.2 million for the same period in 2001 mainly due to the decrease in revenue-based costs such as the ongoing license fees paid to the Turkish Treasury, which decreased 11% to $72.9 million for the quarter ended March 31, 2002 from $82.0 million in the same period in 2001 three month period ended. Ongoing license fees decreased due to the decrease in revenue. The decrease in ongoing license fees were partially offset by the increase in interconnection fees mainly due to renegotiation of interconnection terms with Telsim in line with the agreements signed with IsTim and Aycell and the increase in transmission costs.

Transmission costs, site costs, information technology and network maintenance expenses increased 43% to $43.9 million for the quarter ended March 31, 2002 from $30.6 million in 2001, primarily as a result of the increased fees Turk Telekom charged us for access to its transmission lines by 100% for the first quarter of 2002. In addition, uncapitalizable antenna site costs and expenses decreased 8% to $15.6 million for the three month period ended March 31, 2002 from $16.9 million for the same period in 2001.

Roaming expenses decreased 26% to $6.5 million for the three month period ended March 31, 2002 from $8.8 million for the same period in 2001, mainly due to the decrease in roaming revenue generated from the calls made by our customers while outside Turkey.

Billing costs decreased 6% to $5.2 million for the three month period ended March 31, 2002 from $5.5 million for the same period in 2001, principally due to the decrease in the number of invoices printed due to the decrease in the number of postpaid customers in 2002 compared to the year 2001.

Depreciation and amortization expenses increased by 8% to $102.6 million for the three month period ended March 31, 2002 from $94.7 million for the same period in 2001 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments in 2001. The amortization expense for our GSM license was $5.0 million both for the first quarter of 2002 and 2001.

The cost of SIM cards sold increased by 5% to $8.7 million for the three month period ended March 31, 2002 from $8.3 million for the same period in 2001.

Wages and salaries and personnel expenses for technical personnel decreased 32% to $12.9 million for the three month period ended March 31, 2002 from $19.0 million for the same period in 2001. The decrease was primarily due to reduction in the headcount between March 31, 2001 and March 31, 2002.

As a percentage of revenue, direct cost of revenues increased to 72% for the three month period ended March 31, 2002 from 65% for the same period in 2001.

General and administrative expenses

General and administrative expenses decreased 46% to $25.1 million for the three month ended March 31, 2002 from $46.4 million for the same period in 2001 mainly due to positive effects of cost saving efforts undertaken by us after the first quarter of 2001, decrease in the bad debt expenses, rent expenses and wages and salaries. As a percentage of revenues, general and administrative expenses were 6% for the three month period ended March 31, 2002 compared to 9% for the same period in 2001.

Bad debt expenses decreased 59% to $10.5 million for the three month period ended March 31, 2002 from $25.5 million for the same period in 2001 mainly due to the increased proportion of prepaid subscribers in our customer base and improved collection activities such as credit scoring, and new collection channels and improvement in the legal follow-up system to decrease fraud. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

Rent expense decreased 21% to $1.1 million for the three month period ended March 31, 2002 from $1.4 million for the same period in 2001.

Consulting expenses were $1.2 million both for the three month periods ended March 31, 2002 and 2001.

Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 30% to $4.8 million for the three month period ended March 31, 2002 from $6.9 million for the same period in 2001. The decrease is mainly due to reduction in the headcount between March 31, 2001 and 2002.

Selling and marketing expenses

Selling and marketing expenses decreased 36% to $45.0 million for the three month period ended March 31, 2002 from $70.5 million for the same period in 2001. The decrease resulted mainly due to positive effects of cost saving efforts undertaken by us after the first quarter of 2001 in departmental expenses and the positive effect of 24% devaluation from March 31, 2001 to March 31, 2002, on Turkish Lira based costs. As a percentage of revenues, selling and marketing expenses were 10% for the three month period ended March 31, 2002, compared to 14% for the same period in 2001. Selling and marketing expenses for the three month period ended March 31, 2001 was reduced by $36.0 million due to the adoption of EITF 01-09 as discussed above.

Total postpaid advertising, market research, product management and public relation expenses increased 41% to $16.5 million for the three month period ended March 31, 2002 from $11.7 million for the same period in 2001 mainly due to increased retention and activation activities.

Total prepaid advertising, market research, product management , public relations expenses and prepaid subscribers' frequency usage fee expenses decreased 29% to $8.2 million for the three month period ended March 31, 2002 from $11.6 million for the same period in 2001. The decrease in

the first quarter of 2002 primarily reflected the decrease in prepaid subscribers' frequency usage fees for the three month period ended March 31, 2002. Until the end of 2001, we were to collect frequency usage fees from the taxpayers using mobile phones on behalf of the Telecommunications Authority and pay the levied tax to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from our prepaid subscribers, we applied to the court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, we filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating us to collect the frequency usage fees from the subscribers and to pay it to the Telecommunications Authority. Therefore, we did not pay and provide an accrual for the frequency usage fees in our consolidated financial statements for the first quarter of 2002. We and our legal counsel believe that we will prevail in this matter.

Total sales promotion expenses decreased 88% to $0.2 million for the three month period ended March 31, 2002 from $1.7 million for the same period in 2001 primarily due to the positive effects of cost saving efforts undertaken by us after the first quarter of 2001 in sales promotion expenses. Of the total sales promotion expenses for the three month period ended March 31, 2002 and 2001, $0.1 million and $0.3 million were for prepaid sales promotion activities, respectively.

Activation fees decreased 27% to $10.9 million for the three month period ended March 31, 2002 from $15.0 million for the same period in 2001, reflecting our cost-cutting efforts due to the recent economic crisis in Turkey and the increased devaluation of the Turkish Lira against the US Dollar. Of the total dealer activation fees for the first quarters of 2002 and 2001, $9.3 million and $10.5 million were for prepaid activations, respectively.

Wages, salaries and personnel expenses for selling and marketing employees slightly increased 3% to $6.1 million for the three month period ended March 31, 2002 from $5.9 million for the same period in 2001.

Operating income

Operating income increased slightly to $54.4 million for the three month period ended March 31, 2002, from $54.2 million for the same period in 2001 due to the decrease in our revenue-based costs. On the other hand, our operating costs decreased mainly due to decrease in our revenues and our cost-cutting efforts effected by the depressed economic conditions in Turkey.

Income from related parties, net

Income from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, GT Mobile, IM Moldcell, Global Georgia, Geocell, GSM Kazakhstan and ETH net of cost of goods sold after accounting for intercompany profit elimination was nil for the three month period ended March 31, 2002 compared to $0.5 for the same period in 2001.

Interest income (expense), net

Net interest expense increased 1% to $40.6 million for the three month period ended March 31, 2002 from $40.2 million for the same period in 2001, due to $3.7 million factoring expense recorded in the first quarter of 2002, which is partially net off with the interest income resulting from our favorable cash position.

Other income (expense), net

Other income increased 59% to $2.7 million for the three month period ended March 31, 2002 from $1.7 million for the same period in 2001.

Translation gain/(loss)

We have recorded a translation gain of $3.3 million for the three month period ended March 31, 2002, compared to a translation loss of $80.6 million for the same period in 2001. The increase in translation gain experienced in the first quarter of 2002 stemmed from the 8% appreciation of Turkish Lira against the US Dollar in the first quarter of 2002 versus 34% devaluation of Turkish Lira against the US Dollar in the first quarter of 2001

Income tax benefit (expense)

Income tax benefit under US GAAP was nil for the three month period ended March 31, 2002 compared to income tax benefit of approximately $8.8 million for the same period in 2001. The decrease in income tax benefit for the three month period ended March 31, 2002 resulted primarily from the decrease in net deferred tax assets which is mainly attributable to an increase in valuation allowances. As of March 31, 2002, we have generated approximately $330.5 million of potential future tax benefit from tax credit carry forwards arising under our Investment Incentive Certificates. See "—Investment Incentive Certificates".

Equity in net income (loss) of unconsolidated investees

Equity in net loss of unconsolidated investees was $19.3 million for the three month period ended March 31, 2002, compared to equity in net loss of unconsolidated investees of $18.8 million in the same period 2001. Equity in net loss of unconsolidated investees in the first quarter of 2002 mainly included equity in net losses of Fintur that amounted to $77.2 million compared to $75.7 million in the first quarter of 2001, including impairment charges amounting to $26.9 million related to the reorganization of Fintur.

Net income (loss)

Net income was $0.6 million for the three month period ended March 31, 2002 compared to the net loss of $74.5 million in the same period 2001. The change was mainly due to the appreciation of the Turkish Lira against the US Dollar, which resulted in a translation gain of $3.3 million for the three month period ended March 31, 2002, compared to the translation loss of $80.6 million in 2001, a decrease in revenues derived principally from Turkish Lira-based tariffs and an increase in direct cost of revenues comprised principally of US Dollar-based costs.

Taxation Issues in Telecommunications Sector

For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20- F. There have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

In 1993, 1997, 2000 and 2001, the Undersecretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3.1 billion in qualifying expenditures. As of March 31, 2002, we had incurred cumulative qualifying expenditures of approximately $2.5 billion ($2.1 billion as of December 31, 2001), resulting in tax credit carryforwards under the certificates of approximately $330.5 million

($271.7 million as of December 31, 2001), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. However, as of March 31, 2002, a valuation allowance of approximately $330.5 million has been recorded against such amount, as we believe that currently there exists significant uncertainty regarding the realizability of tax credit carryforwards ($271.7 million as of December 31, 2001). The certificates are denominated in Turkish Lira. However, approximately $2.1 billion of qualifying expenditures through March 31, 2002 ($2.0 billion as of December 31, 2001) under the certificates are indexed against future inflation.

Recapitalization

On March 31, 2001, our General Assembly Meeting authorized an increase in our authorized share capital from TL 240 trillion to TL 500 trillion. In May 2001, we announced that we would increase our capital from TL 240 trillion to approximately TL 263.8 trillion through a bonus share issue. The TL 23.8 trillion increase was profit gained from the sale of certain of our subsidiaries in June 2000.

On May 16, 2001, we announced our intention to increase our authorized share capital by approximately TL 236.2 trillion (approximately $178 million at the payment dates) through a rights offering, assuming the rights are exercised in full. During the rights issue, we offered qualifying shareholders the opportunity to subscribe for approximately 236 billion new ordinary shares at a subscription price of TL 1,000 per ordinary share. During the subscription period, the take up rate for the rights issue was approximately 99.97%, which resulted in our receiving gross proceeds of approximately $178 million. We completed the offering. We used the proceeds from the rights issue for debt repayment and to strengthen our cash position. As of March 31, 2002, our share capital was $636.1 million.

Effects of Inflation

The annual inflation rates in Turkey were 39.0% and 68.5% for the years ended December 31, 2000 and 2001, respectively, based on the Turkish consumer price index. Annual inflation rates were 65.1% for the three month period ended March 31, 2002 and 37.5% for the same period in 2001. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to contain inflation rates that have averaged about 60% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures, that could have a negative impact on the Turkish economy and on our profitability.

New Accounting Standards Issued

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of March 31, 2002, we do not have any goodwill or indefinite live intangible assets. We have adopted these statements on January 1, 2002.This adoption did not have a material effect on our consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. We have not determined the impact, if any, of the adoption of SFAS No. 143 on our consolidated financial position or results of operations.

On October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced managements' ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. We have adopted SFAS No. 144 on January 1, 2002. The adoption did not have a material impact on our financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, that required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. We have not determined the impact, if any, of the adoption of SFAS No. 145 on our consolidated financial position or results of operations.

In 2001, the Emerging Issues Tax Force (EITF) within the FASB discussed EITF 00-14 "Accounting for Certain Sales Incentives", EITF 00-22 "Accounting for Points and Certain Other Time- Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which in November 2001 led to the issuance of EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". EITF 00-14, 00-22 and 00-25 address the extent to which different types of payments or benefits to retailers or customers shall be reported as either reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 31, 2001. We have adopted EITF 01-09 on January 1, 2002. However, in our announcement dated April 25, 2002, in which we released our results as of and for the quarter ended March 31, 2002, we stated that we had not fully determined the effects of EITF 01-09 on our financial statements as of and for the quarter ended March 31, 2002. Upon the application of EITF 01-09, financial statements for prior periods presented for comparative purposes will also be reclassified to comply with the income statement display requirements under EITF 01-09. We have completed our work on the application of EITF 01-09 on our results as of and for the quarter ended March 31, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $36.0 million in the first quarter of 2001. The adoption of EITF 01-09 had no impact on our operating income, net income (loss) or earnings (loss) per share.

Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a special purpose finance vehicle, Cellco Finance N.V. (Cellco), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999. As of March 31, 2002, total outstanding payables related to the Cellco transaction was $700 million.

The net cash provided by/(used for) our operating activities for the three month periods ended March 31, 2001 and 2002 amounted to $(57.6) million and $127.5 million, respectively. The increase in 2002 was primarily due to net income recorded for the three month period ended March 31, 2002 compared with net loss for the same period in 2001.

The net cash used for investment activities for the three month period ended March 31, 2001 and 2002 amounted to $115.0 million and $13.1 million, respectively. From our formation through March 31, 2002, we made total capital expenditures for assets of $3.7 billion including our license, of

which $117.7 million was for construction in progress and $2,015.2 million was for the build-out of the network. We also invested $647.0 million in computer software over that period. In February 1999, July 1999, January 2000 and January 2001, we signed contracts with Ericsson, our primary equipment supplier, to purchase approximately $514 million, $551 million, $640 million and $400 million, respectively, of equipment to expand and improve our network. Total investments in investees amounted to $38.9 million for the three months period ended March 31, 2002, compared to $73.9 million for the same period in 2001.

On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to acquire an additional 16.45% of Fintur's international GSM business from the Çukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur's technology businesses to the Çukurova Group. The consideration to be paid by Turkcell to the Çukurova Group resulting from these transactions is expected to be approximately $71 million. On March 7 and May 29, 2002, we paid $35.4 million and $3.8 million to Cukurova Group, respectively, and upon the completion of the transactions we will pay the remaining $31.6 million to Cukurova Group. In the event that this transaction is not completed Cukurova Group will return our initial payment of $39.2 million. We have receivables from Fintur of approximately $64 million as of March 31, 2002, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the consideration paid by us to the Cukurova Group. We estimate our net cash outflows will be approximately $7 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell and, accordingly, an impairment charge of approximately $27 million was recognized in Fintur's unaudited financial statements for the three-month period ended March 31, 2002, which has an effect amounting to approximately $6.7 million in our results of operations for the three-month period ended March 31, 2002. On May 10, 2002, we and the other shareholders of Fintur Holdings B.V. signed a share purchase agreement in connection with the restructuring of Fintur's two business divisions, which includes the basic principles agreed in the letter of intent. We expect that the restructuring will be completed in June 2002. However the finalization of the deal is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals.

The net cash used for financing activities for the three month period ended March 31, 2001 and 2002 amounted to $54.4 million and $67.8 million, respectively. As of March 31, 2002, $1,533.5 million was outstanding under those facilities. We also entered into lease agreements in the amount of $64.2 million with various leasing companies ($63.2 million for our headquarters and other real estate and $1.0 million for computers installed at the building, office equipment and company cars). On November 24, 1999, we entered into another bank facility, which provides for $550 million of senior amortizing term loan facilities. We made our first drawing in the amount of $332.5 million on December 9, 1999 under this bank facility, and as of March 31, 2002, $305.6 million was outstanding.

On November 9, 2000, we signed a loan agreement for three years amounting to $200 million for investment financing purposes. The lender under the agreement is Akbank T.A.S. (Akbank). The loan will be repaid in semi-annual installments starting on November 11, 2002, and the repayments will be in the amount of $50 million, $100 million and $50 million on November 11, 2002, May 9, 2003 and November 10, 2003 respectively. The loan bears an interest rate of LIBOR plus 5.25%.

On November 22, 2000, we signed two new loan agreements for three years amounting to $100 million and $150 million for investment financing purposes. The $100 million loan from Vakiflar Bankasi T.A.O. (Vakifbank) will be repaid in seven consecutive quarterly installments starting on June 24, 2002, and bears an interest rate of 11.95% per annum, which was amended to 16.0% per annum as of March 22, 2001, and amended to 14% per annum as of November 1, 2001. A further rate cut was effective as of February 1, 2002 after which the interest rate became 12% per annum. On June 3, 2002, we agreed with Vakifbank to amend the interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002 and 9% per annum

effective June 1, 2002. The $150 million loan from Garanti Bankasi A.S. (Garanti) will be repaid in four semi-annual equal installments starting on June 21, 2002, and bears an interest rate of LIBOR plus 5.30% per annum, which was amended to 17% per annum as of March 22, 2001, and amended to 14% per annum as of November 1, 2001. Further rate cuts were effective as of January 3, 2002 and April 1, 2002 after which the interest rates became 12% and 9% per annum, respectively. On December 5, 2000, we signed a loan agreement with Akbank for three years amounting to $50 million for investment financing purposes. The loan will be repaid in semi-annual installments starting on December 5, 2002 and the repayments will be in the amount of $12.5 million, $25 million and $12.5 million on December 5, 2002, June 5, 2003 and December 5, 2003, respectively. The loan bears an interest rate of LIBOR plus 5.25%.

In the first quarter of 2002, we spent approximately $13.1 million for capital expenditures compared with $0.1 billion for the same period in 2001.

In 2001, we increased our authorized share capital by approximately TL 236.2 trillion (approximately $178 million at the payment dates) through a rights offering. During the rights issue, we offered qualifying shareholders the opportunity to subscribe for approximately 236 billion new ordinary shares at a subscription price of TL 1,000 per ordinary share. During the subscription period, the take up rate for the rights issue was approximately 99.97%, which resulted in our receiving gross proceeds of approximately $178 million. We completed the offering in August 2001. We used the proceeds from the rights issue for debt repayment and to strengthen our cash position. As of March 31, 2002, our share capital was $636.1 million.

At December 31, 2001, our current liabilities exceeded our current assets by approximately $248.7 million. At March 31, 2002, our current liabilities exceeded our current assets by approximately $250.8 million.

Contractual Obligations and Commercial Commitments

The following table illustrates our major contractual obligations and commitments as of March 31, 2002.

US$ Million	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	1,532.7	392.6	1,140.1	-	-
Capital Lease Obligations	46.3	14.7	24.7	6.9	
Operating Leases	19.0	5.0	6.9	3.1	4.0
Vendor Financing *	228.5	228.5	-	-	-
Other Long-Term Obligations	-	-	-	-	-
Total Contractual Cash Obligations	1,826.5	640.8	1,171.7	10.0	4.0

*   Original contract amount was SEK 2,379.0 million.

Related Party Transactions

KVK Mobil Telefon Sistemleri A.S. (KVK)

KVK, one of our principal SIM card distributors, is a Turkish company controlled by three individuals who are affiliated with our shareholders. In addition to sales of simcards and scratch cards we have entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for our services in newspapers. The objective of these agreements was to promote and increase handset sales with our prepaid and postpaid brand SIM cards, thereby supporting the protection of our market share

in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. The total amount of simcard and scratch card sales to KVK in the three month period ended March 31, 2002 amounted to $17.3 million.

Aksam Production Basin Yayin A.S. (Basin Yayin)

Basin Yayin, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with Basin Yayin on January 22, 2002, which will last until December 31, 2002. The purpose of this agreement is to benefit from the expertise and bargaining power of Basin Yayin against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing. The contract amounted to $30.0 million, which will be paid between January and November 2002.

Geocell LTD (Geocell)

Geocell, one of the largest cellular phone operators in Georgia, is a subsidiary of Fintur. We have signed an agreement for the export of a set of renovated but usable GSM equipments to Geocell. The objective of the agreement is to make use of the fixed assets that are no longer used in the Turkcell network. The prices were determined following the examination of fair values of the equipment in consideration. The contract amount is expected to be $3.2 million, which will be received within one year after the delivery date of the goods. The total GSM Equipment sold to Geocell in the three month period ended March 31, 2002 amounted to $1.5 million.

Hobim Bilgi Islem Hizmetleri A.S. (Hobim)

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with monthly invoice printing services and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in three month period ended March 31, 2002 amounted to $1.2 million.

A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)

A-Tel is one of the principal importers of handsets and is involved in marketing, selling and distributing our pre-paid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as our sole dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company. The total amount of simcard and scratch card sales to A-Tel in three month period ended March 31, 2002 amounted to $20.3 million.

Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)

Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We receive services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines. Services we received are priced according to prevailing market prices. The total amount charged by Asli Gazetecilik related to these services in three month period ended March 31, 2002 amounted to $2.7 million.

Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)

We have entered into an agreement with Superonline to provide each other with mutual services. According to this agreement, Superonline will provide us with dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. We will provide space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.The total amount of services charged by Superonline in three month period ended March 31, 2002 was 0.3 million.

Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)

Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a subsidiary of Fintur, one of our affiliated companies. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. We have entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to our ads shown on digital television screens during football games and related events, amounting to $5.0 million for a period of one year and extendable if any of the parties do not oppose it. The contract prices were determined by the related media channels. We have agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. We also have a rent agreement for the space occupied by Digital Platform in one of our buildings, an agreement related to the provision of Group SMS services that we offer to Digital Platform, and an agreement for call center services provided by our subsidiary Global. Prices for these contracts were determined based on prevailing market prices for these services. The total amount charged by Digital Platform related to these contracts in three month period ended March 31, 2002, including payments for sponsorships and services, amounted to $1.8 million.

Genel Yasam Sigorta A.S. (Genel Yasam Sigorta)

Genel Yasam Sigorta, a life insurance company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We have signed agreements for the life insurance policies related to our personnel and the personnel of some of our dealers, based on their performance. The contract prices were determined based on the prevailing market prices. Total amount charged by Genel Yasam Sigorta related to these contracts in three month period ended March 31,2002 amounted to $0.2 million.

Yapi ve Kredi Bankasi A.S. (Yapi ve Kredi)

Yapi ve Kredi, one of the largest commercial banks in Turkey, is one of our shareholders. We have entered into an agreement with Yapi ve Kredi providing for Yapi ve Kredi to issue a Turkcell Card credit card. The card provides a discount to cardholders on their purchases using the card and we and Yapi ve Kredi share the expense created by the discount. We participate in the interest paid under the card. We collected about $98.0 million under this program from its inception in August 1998 through December 31, 2001. We also use Yapi ve Kredi as one of our major collection channels for our postpaid customers. Total amounts collected via Yapi ve Kredi ATMs and branches in the quarter ended March 31, 2002 amounted to $68.7 million.

Pamukbank T.A.S. (Pamukbank)

Pamukbank, one of the largest commercial banks in Turkey, is one of our shareholders. We use Pamukbank as one of our major collection channels for our postpaid customers. Total amounts collected via Pamukbank ATMs and branches in the quarter ended March 31, 2002 amounted to $17.4 million.

Baytur Insaat Taahhut A.S. (Baytur)

Baytur is a leading international construction company owned by one of our principal shareholders, Cukurova Group. We have agreements with Baytur regarding the construction of various Turkcell Operation Centers in a number of cities throughout the country. The total amount of the agreements regarding these projects amounted to $29.0 million and the total amount charged by Baytur related to these contracts in three month period ended March 31,2002 amounted to nil.

Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing)

Yapi Kredi Leasing, an affiliate of Yapi ve Kredi Bankasi A.S., one of our shareholders, is a financial leasing company. We have entered into a finance lease agreement with Yapi Kredi Leasing for the new headquarters building it began to occupy in early 1998. The purchase price of the building was $14.2 million, and our outstanding lease obligation at March 31, 2002, was $1.2 million (December 31,2001: $1.2 million). Turkcell has purchased the building at May, 17 2002 for its nominal purchase price.

In addition, we have entered into a lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16.4 million and our outstanding lease obligation at March 31, 2002 was $11.4 million (December 31,2001: $11.9 million). We may purchase the building at the end of the lease period for a nominal purchase price. Total amount paid to Yapi Kredi Leasing related to these contracts in three month period ended March 31,2002 amounted to $1.0 million.

Pamuklease Pamuk Finansal Kiralama A.S. (Pamuk Leasing)

Pamuk Leasing (formerly Interlease Inter Finansal Kiralama A.S.) is a Cukurova Group Company. We have entered into five lease agreements with Pamuk Leasing for our departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings was $32.7 million and our outstanding lease obligation at March 31, 2002 was $21.4 million (December 31,2001: $22.6 million). We may purchase the building at the end of the lease period for a nominal purchase price. Total amount paid to Pamuk Leasing related to these contracts in three month period ended March 31,2002 amounted to $2.2 million.

GSM Kazakhstan LLP OAO (GSM Kazakhstan)

GSM Kazakhstan, one of the largest cellular phone operators in Kazakhstan, is a subsidiary of Fintur. We have signed an agreement for the export of a set of renovated but usable GSM equipment to GSM Kazakhstan. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The contract amount is expected to be $7.6 million, which will be received within one year after the delivery date of the goods.

Milleni.com GmbH (Milleni.com)

Milleni.com, one of the active players in the international carrier's carrier market, is a subsidiary of E.T.H. AG. We have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination. In three month period ended March 31,2002 , the total amount charged by and charged to Milleni.com related to this agreement was $1.2 million and $1.5 million, respectively.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of March 31, 2002.

(USD million)	Total amount committed	Remaining commitment at March 31, 2002	Amount of contingent liability expiration per period			
			Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years
Guarantees						
Digital Platform	**87.4**	**67.7**	**30.0**	**27.8**	**9.9**	-
BNP - Brussels (Buyer Credit)	*50.2*	*37.2*	*10.2*	*19.2*	*7.8*	-
BNP - Brussels (Financial Loan)	*8.2*	*5.7*	*2.6*	*3.1*	-	-
BNP - Hungary (Buyer Credit)	*11.7*	*8.4*	*2.2*	*4.1*	*2.1*	-
BNP - Hungary (Financial Loan)	*1.9*	*1.5*	*0.6*	*0.9*	-	-
Websterbank – USA	*1.2*	*0.7*	*0.2*	*0.5*	-	-
HSBC - Istanbul Main Branch	*14.2*	*14.2*	*14.2*	-	-	-
Moldcell	**5.0**	**5.0**	**2.5**	**2.5**	-	-
Toprakbank	*5.0*	*5.0*	*2.5*	*2.5*	-	-
Geocell	**3.6**	**3.6**	**3.6**	-	-	-
Toprakbank	*3.6*	*3.6*	*3.6*	-	-	-

Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

Guarantees given for Moldcell and Geocell are related to loans for working capital financing used from the respective banks.

On March 4, 2002, we provided financial support letters for Moldcell, GSM Kazakhstan and Geocell, which are subsidiaries of Fintur, for twelve months. We estimate our cash outflows in 2002 in this respect to be approximately $20 million.

Liquidity Outlook

According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2002 through our operating cash flow, our cash balance as of March 31, 2002 and certain financing arrangements that we have recently entered.

In March 2002, we received intention letters from Vakifbank and Garanti Bankasi agreeing to the extension of approximately $120 million relating to 2002 principal repayments for one year. We will continue to pay interest during the extension period. In March 2002, we also received a commitment letter from Yapi Kredi Bankasi for a loan of $200 million over one year. In addition, on May 9, 2002, we agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities. Furthermore, according to the agreement that we have signed with Ericsson on December 14, 2001, $225 million of trade payables due in 2002 is scheduled to be repaid in three equal installments in April, May and June 2002. We have completed all repayments of $75 million each in April, May and June 2002, respectively. We believe that our cash from operations, will be sufficient to fully fund our business plan through December 31, 2002, which includes the repayment of approximately $477.5 million in principal and interest in debt obligations. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation and the cost of new financing, we do not foresee any funding gap in 2003. Notwithstanding this, if our current expectations regarding any of the foregoing items prove incorrect, we may need to obtain additional financing to fully fund our business plan through 2003.

In order to finance risks associated with outstanding legal disputes and maintain our liquidity position, we may raise up to $300 million in precautionary new financing in 2002. During 2002, we may seek such new financing through some combination of debt financing alternatives, the extension and/or refinancing of our existing obligations under certain loan agreements or through the issuance of new debt depending on the maturity and cost of new financing alternatives. We are currently evaluating different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering weighted average cost of total borrowing and extending the maturity of outstanding borrowings. After the adoption of a floating exchange rate regime in early 2001, the Turkish banking sector has stored significant amounts of foreign currency reserves in order to minimize foreign currency associated risks and currently prefers to provide foreign currency denominated credit lines to creditworthy corporate entities. Therefore, we are reviewing domestic loan alternatives either by extending the existing facilities or by obtaining additional domestic debt. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets throughout 2002 depending on the performance of the existing Cellco Bonds. We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. Additionally, we may incur indebtedness only in compliance with the terms of the covenants regulating our existing debt. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of customers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, financial condition and results of operations.

Based on our consolidated financial statements as of and for the three month period ended March 31, 2001, we were in breach of one of the covenants contained in our 1998 and 1999 bank facilities. We were not in breach of our covenant at December 31, 2000, December 31, 2001 or March 31, 2002. The breach of leverage ratio covenant was an event of default and in accordance with US GAAP we reclassified $305.5 million of our long-term debt as short-term debt payable in the current period as of March 31, 2001. During November 2001, we renegotiated the maximum leverage ratio

covenant. The renegotiated covenant was agreed with retroactive effect by the lenders of our bank facilities. In addition, during the third quarter of 2001 we repaid the 1998 bank facility. As a result of the repayment of the 1998 bank facility and the renegotiations of the covenants, $244.4 million of debt that was classified as short-term debt at March 31, 2001, was reclassified as long-term debt as of December 31, 2001. For additional information on this breach, see "Item 13. Defaults, Dividends, Arrearages and Delinquencies" in the 20-F.

As a result of recent improvements in the Turkish economy and legislative reforms undertaken by the government, we expect that we will be able to comply with the amended financial covenants in our debt agreements. However, we can make no assurances that there will not be any negative changes in our business or financial results, or any negative changes in the Turkish economy or the telecommunications industry that impact our financial condition negatively and cause us to breach the amended covenants. In such a case we may request additional amendments to our covenants but we can make no assurances that we will be able to obtain future amendments. Any breach of one or more of our financial covenants triggering acceleration of our indebtedness would have a material adverse effect on our business, financial conditions and results of operations.

Please see note 2 to our consolidated financial statements and related notes as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001.

Quantitative and Qualitative Discussion of Market Risk

Total indebtedness denominated in foreign currencies (all in US Dollar) amounted to $1,533.5 million, representing almost 100% of our total indebtedness at March 31, 2002.

During the first quarter of 2002, we made principal loan payments of $68 million. We have no additional indebtedness since December 31, 2001.

Since December 31, 2001, the following terms of our indebtedness were amended:

- The interest rate of the Garanti loan was 14% per annum as of December 31, 2001 and has been amended as 12% per annum on January 3, 2002 and 9% per annum on April 1, 2002 .

- The interest rate of the Vakifbank loan was 14% per annum as of December 31, 2001 and has been amended as 12% per annum on February 1, 2002. On June 3, 2002, we agreed with Vakifbank to amend the interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002 and 9% per annum effective June 1, 2002.

- On May 9, 2002, we agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities.

Fair value of indebtedness as of March 31, 2002 which was outstanding at December 31, 2001, has not changed significantly except for loans under 1999 and 1998 Issuer Credit Agreements. The fair value of 1998 Issuer Credit Agreement has increased from $270.0 million at December 31, 2001 to $273.0 million at March 31, 2002; the fair value of 1999 Issuer Credit Agreement has increased from $348.0 million at December 31, 2001 to $380.0 million at March 31, 2002.

We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US Dollar. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. We have not entered into transactions to hedge the risk of exchange unavailability or rate fluctuations because the covenants of our financing agreements preclude us from doing so. However, we keep our monetary balances in US Dollar to reduce our currency exposure and

the maximum tariffs we may charge are adjusted periodically by the Telecommunication Authority to account, among other things, for the devaluation of the Turkish Lira.

Legal and Arbitration Proceedings

We are involved in various claims, which are described in " Item 8D. Consolidated Statements and Other Financial Information-Legal and Arbitration Proceedings" in the 20-F.

Subsequent to the filing of 20–F, on June 6, 2002, we initiated an arbitral proceeding before the International Court of Arbitration of the International Chamber of Commerce against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of the "gross revenue", which is base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement.

There have been no other material changes in our legal and arbitration proceedings since the date of the 20-F.

Recent Developments

On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) decided to transfer the management and supervision of Pamukbank T.A.S. (Pamukbank), one of our shareholders, to the Savings Deposit Insurance Fund of Turkey (the SDIF) who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF, has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. Currently, to the best of our knowledge, Pamukbank holds 0.51% ownership interest directly and 7.87% ownership interest indirectly in Turkcell.

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2001 AND MARCH 31, 2002 (Unaudited)
(In thousands, except share data)

	December 31, 2001	March 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 243,114	289,663
Trade receivables and accrued income, net (Note 5)	256,143	268,505
Due from related parties (Note 6)	164,448	169,216
Inventories	12,154	11,741
Prepaid expenses	20,843	36,544
Other current assets (Note 7)	46,965	55,431
Total current assets	743,667	831,100
DUE FROM RELATED PARTIES (Note 8)	10,085	45,455
PREPAID EXPENSES	3,300	3,184
INVESTMENTS (Note 9)	58,329	38,857
FIXED ASSETS, net (Note 10)	1,655,110	1,587,463
CONSTRUCTION IN PROGRESS (Note 11)	119,636	117,733
INTANGIBLES, net (Note 12)	916,920	896,952
OTHER LONG TERM ASSETS	28,996	25,816
	$ 3,536,043	3,546,560
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short term borrowings (Note 13)	$ 383,167	393,394
Trade payables (Note 14)	302,039	301,229
Due to related parties (Note 15)	3,626	1,947
Taxes payable (Note 17)	130	-
Other current liabilities and accrued expenses (Note 16)	303,425	385,285
Total current liabilities	992,387	1,081,855
LONG TERM BORROWINGS (Note 18)	1,218,903	1,140,113
LONG TERM LEASE OBLIGATIONS (Note 19)	27,103	25,039
RETIREMENT PAY LIABILITY	4,737	6,224
MINORITY INTEREST	896	784
OTHER LONG TERM LIABILITIES	6,792	6,863
SHAREHOLDERS' EQUITY		
Common stock		
Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares in 2001 and 500,000,000,000 shares in 2002 (Note 20)	636,116	636,116
Additional paid in capital	178	178
Advances for common stock	119	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(1,875)	(2,026)
Retained earnings	650,682	651,290
Total shareholders' equity	1,285,225	1,285,682
COMMITMENTS AND CONTINGENCIES (Note 23)		
	$ 3,536,043	3,546,560

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2001 AND 2002 (Unaudited)
(In thousands, except share data)

	March 31, 2001	March 31, 2002
Revenues (Notes 4 and 21)	$ 494,312	437,191
Direct cost of revenues	(323,238)	(312,685)
Gross profit	171,074	124,506
General and administrative expenses	(46,381)	(25,151)
Selling and marketing expenses (Note 4)	(70,478)	(44,948)
Operating income	54,215	54,407
Income from related parties, net (Note 22)	500	49
Interest income	38,382	32,752
Interest expense	(78,624)	(73,413)
Other income, net	1,741	2,710
Equity in net loss of unconsolidated investees (Note 9)	(18,795)	(19,318)
Minority interest	(85)	113
Translation gain (loss) (Note 3)	(80,633)	3,308
Income (loss) before taxes	(83,299)	608
Income tax benefit (Note 17)	8,783	-
Net income (loss)	$ (74,516)	608
Basic and diluted earnings (loss) per common share (Note 20)	$ (0.00017)	0.000001
Weighted average number of common shares outstanding (Note 20)	450,354,503,787	500,000,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2001 AND 2002 (Unaudited)
(In thousands)

		March 31, 2001	March 31, 2002
Operating Activities:			
Net income (loss)	$	(74,516)	608
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization		94,671	102,588
Provision for retirement pay liability		(588)	1,487
Provision for inventories		-	(803)
Provision for doubtful receivables		(32,291)	19,320
Provision for income taxes		-	(130)
Equity in net loss of unconsolidated investees		18,795	19,318
Minority interest		555	(112)
Deferred taxes		(24,594)	-
Changes in assets and liabilities:			
Trade receivables		100,050	(37,345)
Due from related parties		(20,516)	(40,138)
Inventories		(4,032)	1,216
Prepaid expenses		(10,327)	(15,585)
Other current assets		(91,256)	(8,217)
Advances to related parties		(1,731)	-
Other long term assets		574	438
Due to related parties		2,648	(1,679)
Accrued income		13,773	5,663
Accrued expense, net		3,351	78,102
Trade payables		(23,102)	(816)
Other current liabilities		(12,344)	3,471
Other long term liabilities		3,265	71
Net cash provided by (used for) operating activities		(57,615)	127,457
Investing Activities:			
Additions to fixed assets		(73,062)	(9,254)
Reductions in (additions to) construction in progress		(20,778)	1,904
Additions to intangibles		(5,917)	(5,718)
Investments in investees		(15,250)	-
Net cash used for investing activities		(115,007)	(13,068)
Financing Activities:			
Proceeds from issuance of and advances for common stock		(22)	-
Payment on long and short term debt		(57,447)	(68,563)
Net decrease in debt issuance expenses		5,938	2,493
Payment on lease obligations		(2,902)	(1,770)
Net cash used for financing activities		(54,433)	(67,840)
Net increase (decrease) in cash		(227,055)	46,549
Cash at the beginning of year		363,365	243,114
Cash at the end of year	$	136,310	289,663
Supplemental cash flow information:			
Interest paid		70,664	52,451
Taxes paid		-	-
Non-cash investing activities-			
Accrued capital expenditures		1,544	-
Sale and purchase of investments		90,000	-

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002 (Unaudited)

(In thousands, except share data)

	Common stock		Additional paid in Capital	Advances for common stock	Legal reserves	Comprehensive income	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity
	Shares	Amount							
Balances at December 31, 2001	500,000,000,000	$ 636,116	178	119	5		650,682	(1,875)	1,285,225
Additional paid in capital									-
Comprehensive income:									
Net income						608	608		608
Other comprehensive loss:									
Translation adjustment						(151)		(151)	(151)
Comprehensive income:						457			-
Balances at March 31, 2002	500,000,000,000	$ 636,116	178	119	5		651,290	(2,026)	1,285,682

5 The accompanying notes are an integral part of these consolidated financial statements

Turkcell İletişim Hizmetleri Anonim Şirketi and Its Subsidiaries

Notes to Consolidated Financial Statements
As of December 31, 2001 and March 31, 2002 (Unaudited), and for the Three Month Periods Ended March 31, 2001 and 2002 (Unaudited)

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

1) Business:

Turkcell İletişim Hizmetleri Anonim Şirketi (Turkcell—Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Türk Telekomünikasyon A.Ş. (Türk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Türk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Türk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Turkish Ministry's power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Supreme Court (Danıştay) refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danıştay's examination, Telecommunications Authority signed the revised License Agreement on March 22, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

As of December 31, 2001 and March 31, 2002, Kıb rıs Mobile Telekomünikasyon Limited Şirketi (Kıbrıs Telekom), Global Bilgi Pazarlama Danışma ve Çağrı Servisi Hizmetleri A.Ş. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.Ş. (Corbuss), Turktell Bilişim Servisleri A.Ş. (Turktell), Hayat Boyu Eğiti m A.Ş. (Hayat), Kıbrısonline Limited Şirketi (Kıbrısonline), Bilişim ve Eğitim Teknolojileri A.Ş. (Bilişim), Digikids Interaktif Çocuk Programları Yapımcılığı ve Yayıncılığı A.Ş. (Digikids) and Mapco Internet ve İletişim Hizmetleri Pazarlama A.Ş. (Mapco) (the subsidiaries) were consolidated subsidiaries, owned 100.00%, 99.85%, 99.44%, 99.96%, 74.97%, 60.00%, 99.96%, 59.98% and 77.50%, respectively, by Turkcell or the subsidiaries.

As of December 31, 2001 and March 31, 2002, Fintur Holdings B.V. (Fintur) and Siber Eğitim ve İletişim Teknolojileri A.Ş. (Siber Eğitim) were equity investees .

(2) Financial Position and Basis of Preparation of Financial Statements:

Turkcell and its subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States. The financial statements as of December 31, 2001 and March 31, 2002, and for the three month periods ended March 31, 2001 and 2002 present the consolidated financial position and consolidated results of operations of the Company. The unaudited consolidated financial statements of the Company as of March 31, 2002, and for the three month periods ended March 31, 2001 and 2002, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable lives of fixed assets and intangibles; amounts reflected as allowances for doubtful receivables and deferred tax assets.

At March 31, 2002, current liabilities exceeded current assets by $250,755. This matter may raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. Management believes that the Company will generate sufficient operating cash flows to continue as a going concern. In addition, on March 5, 2002, Yapı ve Kredi Bankası A.Ş. (Yapı Kredi), a shareholder and one of the largest Turkish banks, has committed to provide a cash loan facility, with market rates, up to $200,000 to the Company over the next twelve months. Also, on March 6, 2002, Vakıflar Bankası TAO (Vakıfbank) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $42,857 and $57,143 that are due in 2002 and 2003, respectively, for twelve months subsequent to their initial maturities. Further on March 7, 2002, Türkiye Garanti Bankası A.Ş. (Garanti) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $75,000 that are due in 2002 for twelve months subsequent to their initial maturities. Management will consider to make such extensions if necessary. Furthermore, on May 9, 2002, Turkcell agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62,500, which were due in 2002, for twelve months subsequent to their initial maturities. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 2001 and March 31, 2002. Interest expense and exchange losses associated with financing the business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders' equity in its statutory financial statements. In connection with the recapitalization as described in Note 20, Turkcell has met those minimum requirements.

These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

As of December 31, 2001 and March 31, 2002, the consolidated financial statements include the accounts of Turkcell and nine majority owned subsidiaries. Investments in Fintur and Siber Eğitim are included under the equity method of accounting (Note 9).

The major principles of consolidation are as follows:

— All significant intercompany balances and transactions have been eliminated in consolidation.

— Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(3)   Comprehensive Income

The Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income (loss) differs from net income (loss) applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income (loss) for the three month periods ended March 31, 2001 and 2002 were ($74,835) and $457, respectively.

(4)   New Accounting Standards Issued

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company adopted these statements on January 1, 2002. As of March 31, 2002, the Company does not have any goodwill or indefinite live intangible assets.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company's consolidated financial position or results of operations.

On October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB

has enhanced managements' ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. The Company adopted SFAS No. 144 on January 1, 2002 and has not had a material impact on its financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. Management has not determined the impact, if any, of the adoption of SFAS No. 145 on the Company's consolidated financial position or results of operations.

In 2001, the Emerging Issues Tax Force (EITF) within FASB discussed EITF 00-14 "Accounting for Certain Sales Incentives", EITF 00-22 "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which in November 2001 led to the issuance of EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". EITF 00-14, 00-22 and 00-25 adress the extent to which different types of payments or benefits to retailers or customers shall be reported as either reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 15, 2001. The Company adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, the Company's revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $35,956 in the first quarter of 2001. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share.

(5) Trade Receivables and Accrued Income, net:

At December 31, 2000 and March 31, 2002, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2001	March 31, 2002
		(Unaudited)
Receivables from subscribers	$ 193,558	226,519
Receivable from Türk Telekom	50,810	58,913
Accounts and checks receivable	37,901	34,182
	282,269	319,614
Accrued service income	84,876	79,213
Allowance for doubtful receivables	(111,002	(130,322)
	$ 256,143	268,505

The Company has a receivable from Türk Telekom at December 31, 2001 and March 31, 2002, which represents amounts that are due from Türk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Türk Telekom will pay Turkcell for Türk Telekom's fixed line subscribers' calls to Turkcell's GSM subscribers.

The accrued service income represents revenues accrued for subscriber calls (air-time) which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, management and legal counsel of the Company believes that no further provision for the 15% fund payments will be required and thus the Company reversed the unpaid two installments related to March-August period in 2000 amounting $13,867 as of March 31, 2002 by increasing the receivables from Türk Telekom with the same amount. For the paid amounts in 2000, the Company recorded an accrued income amounting $17,640 as of March 31, 2002 (Note 23).

Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

Movements in the allowance for doubtful receivables are as follows:

	December 31, 2001	March 31, 2002
		(Unaudited)
Beginning balance	$ 146,069	111,002
Provision for doubtful receivables	59,640	10,630
Effect of change in exchange rate	(94,707)	8,690
Ending balance	$ 111,002	130,322

(6) Due from Related Parties:

As of December 31, 2001 and March 31, 2002, the balance comprised:

	December 31, 2001	March 31, 2002
		(Unaudited)
Fintur	$ 63,158	64,232
A-Tel Pazarlama ve Servis Hizmetleri A.Ş. (A-Tel)	35,011	35,615
Digital Platform İletişim Hizmetleri A.Ş. (Digital Platform)	21,379	21,468
KVK Mobil Telefon Sistemleri Ticaret A.Ş. (KVK)	13,436	12,968
Aslı Gazetecilik ve Matbaacılık A.Ş. (Aslı Gazetecilik)	8,677	5,811
Geocell Ltd. (Geocell)	2,555	4,018
Sonera Corporation Inc.	3,262	3,215
GSM Kazakhstan LLP OAO Kazakhtelecom (GSM Kazakhstan)	4,167	3,213
Azercell Telecom B.M. (Azercell)	2,940	2,906
Milleni.com GmbH (Milleni.com)	1,659	2,779
Azertel Telekomünikasyon Yatırım Dış Ticaret A.Ş. (Azertel)	1,755	2,671
Aksam Production Basın Yayın A.S. (Basın Yayın)	—	2,099
Superonline Uluslararası Elektronik Bilgilendirme ve Haberleşme Hizmetleri A.Ş. (Superonline)	2,150	1,894
Çukurova Investments N.V. (Çukurova Investments)	1,735	1,735
Gürtel Telekomünikasyon Yatırım Dış Ticaret A.Ş. (Gürtel)	1,264	1,153
Other	1,300	3,439
	$ 164,448	169,216

Due from Fintur mainly consisted of advances given for restructuring of Fintur and the invoices issued to Fintur regarding the expenses made on behalf of Fintur (Note 9).

Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company (Note 22).

Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships (Note 22).

Due from KVK mainly resulted from simcard and prepaid card sales to this company (Note 22).

Due from Aslı Gazetecilik mainly resulted from advances given for making space and airtime reservations for advertisements on televisions, radio stations, newspapers and magazines owned by Çukurova Group (Note 22).

Due from Geocell mainly resulted from roaming receivables and sales of GSM equipment.

Due from Sonera Corporation Inc. and Çukurova Investments resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

Due from GSM Kazakhstan mainly resulted from sales of GSM equipment and roaming receivables.

Due from Azercell resulted from roaming receivables and consultancy services given to this company.

Due from Milleni.com mainly resulted from interconnection receivables.

Due from Azertel mainly resulted from expenses paid by Turkcell on behalf of this company.

Due from Basın Yayın mainly resulted from services rendered related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Due from Superonline mainly resulted from receivables from call center revenues (Note 22).

Due from Gürtel mainly resulted from the equipment sales made to Geocell.

(7) Other Current Assets:

At December 31, 2001 and March 31, 2002, the balance comprised:

		December 31, 2001	March 31, 2002
			(Unaudited)
Advances to suppliers	$	8,245	16,127
Deferred financing costs		14,123	14,372
Blocked deposits		11,403	11,692
Prepaid taxes		5,078	5,923
Other		8,116	7,317
	$	46,965	55,431

(8) Due from Related Parties - Long Term

As of December 31, 2001 and March 31, 2002, the balance comprised:

		December 31, 2001	March 31, 2002
			(Unaudited)
Çukurova Holding A.Ş. (Çukurova Holding)	$	—	29,634
Azertel		10,085	10,085
Yapı ve Kredi Bankası A.Ş. (Yapı Kredi)		—	5,736
	$	10,085	45,455

Due from Çukurova Holding and Yapı Kredi mainly resulted from advances given for Fintur restructuring (Note 9).

Due from Azertel mainly resulted from the payment made by Azertel on behalf of Azercell to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated 19 January 1996. Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance is to be offset against future dividends and due to Azertel and Turkcell in the current and future years.

(9) Investments:

At December 31, 2001 and March 31, 2002, investments in associated companies were as follows:

	December 31, 2001	March 31, 2002
		(Unaudited)
Fintur	$ 58,229	38,805
Siber Eğitim	100	52
	$ 58,329	38,857

At March 31, 2002, the Company's ownership interest in Fintur and Siber Eğitim were 25.00% and 49.98%, respectively. Investments in Fintur and Siber Eğitim were accounted for under the equity method of accounting.

As of March 31, 2002, the Company has paid $61,368 (December 31, 2001: $61,520) to Fintur as advances for future share capital increase.

On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to acquire an additional 16.45% of Fintur's international GSM business from the Çukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur's technology businesses to the Çukurova Group. The consideration to be paid by Turkcell to the Çukurova Group resulting from these transactions is expected to be approximately $71 million. On March 7 and May 29, 2002 , Turkcell paid $35.4 million and $3.8 million to Çukurova Group, respectively, and upon completion of the transaction Turkcell will pay the remaining $31.6 million to Çukurova Group. In the event that this transaction is not completed, Çukurova Group will return Turkcell's initial payment of $39.2 million. Turkcell has receivables from Fintur of approximately $64 million as of March 31, 2002, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the consideration paid by Turkcell to the Çukurova Group. Therefore, the Company estimates its net cash outflows to be approximately $7 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less the cost to sell which resulted in an impairment charge of approximately $27 million. The $27 million impairment charge has been recognized in Fintur's unaudited financial statements for the three-month period ended March 31, 2002, which has an effect amounting to $6.7 million in Turkcell's results of operations for the three-month period ended March 31, 2002. On May 10, 2002 Turkcell and the other shareholders of Fintur Holdings B.V. signed a share purchase agreement in connection with the restructuring of Fintur's two business divisions, which includes the basic principles agreed in the letter of intent. Turkcell expects that the restructuring will be completed in June 2002. The finalization of the deal is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals. The finalization of this deal would enable Turkcell to focus on its core mobile business since these GSM operations are located in countries with low mobile penetration rates, which management believes will provide opportunities for future growth.

Aggregate summarized information of Fintur and Siber Eğitim as of December 31, 2001 and March 31, 2002 and for the three month periods ended March 31, 2001 and 2002 are as follows:

	December 31, 2001	March 31, 2002
		(Unaudited)
Current assets	$ 218,375	640,936
Noncurrent assets	781,824	344,090
	1,000,199	985,026
Current liabilities	571,604	735,800
Noncurrent liabilities	223,559	121,957
Shareholders' equity	205,036	127,269
	$ 1,000,199	985,026

	3 months ended March 31, 2001 (Unaudited)	3 months ended March 31, 2002 (Unaudited)
Revenue	$ 68,024	50,264
Direct cost of revenue	(97,699)	(24,900)
Loss before taxes	(70,710)	(71,479)
Net loss	$ (73,732)	(77,161)

(10) Fixed Assets, net:

As of December 31, 2001 and March 31, 2002, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2001	March 31, 2002
			(Unaudited)
Operational fixed assets:			
Base terminal stations	8 years	890,323	896,033
Mobile switching center/base station controller	8 years	808,683	809,025
Minilinks	8 years	191,247	191,846
Supplementary system	8 years	34,492	33,937
Call center equipment	5 years	7,210	7,210
GSM services equipment	8 years	77,308	77,187
		2,009,263	2,015,238
Accumulated depreciation		(600,671)	(663,313)
Operational fixed assets, net		1,408,592	1,351,925
Non-operational fixed assets:			
Land		531	531
Buildings	25 years	169,147	169,157
Furniture, fixture and equipment	4-5 years	133,300	135,492
Motor vehicles	4-5 years	6,047	5,973
Leasehold improvements	5 years	52,856	53,289
		361,881	364,442
Accumulated depreciation		(115,363)	(128,904)
Non-operational fixed assets, net		246,518	235,538
		1,655,110	1,587,463

Total amount of interest capitalized on fixed assets during the three month period ended March 31, 2001 amounted to $119. There is no interest capitalized on fixed assets during the three month period ended March 31, 2002. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

At December 31, 2001 and March 31, 2002, total fixed assets acquired under finance leases amounted to $66,771 and $66,728, respectively. Depreciation of these assets amounted to $879 and $846 for the three month periods ended March 31, 2001 and 2002, respectively, and is included with depreciation expense.

(11) Construction in Progress:

At December 31, 2001 and March 31, 2002, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2001	March 31, 2002
		(Unaudited)
Turkcell-Phase 9	$ 116,409	115,290
Turkcell-Other projects	—	371
Non-operational items	2,268	1,508
Kıbrıs Telekom-GSM network	959	564
	$ 119,636	117,733

(12) Intangibles, net:

As of December 31, 2001 and March 31, 2002, intangibles consisted of the following:

	Useful lives	December 31, 2001	March 31, 2002
			(Unaudited)
Turkcell-License (Note 1)	25 years	$ 500,000	500,000
Computer software	8 years	641,473	646,992
Transmission lines	10 years	13,762	13,960
		1,155,235	1,160,952
Accumulated amortization		(238,315)	(264,000)
		$ 916,920	896,952

As of March 31, 2002, amortized intangible assets are as follows:

	Gross carrying amount	Accumulated amortization
Amortized intangible assets		
Turkcell-License	$ 500,000	78,333
Computer software	646,992	182,107
Transmission lines	13,960	3,560
Total	$ 1,160,952	264,000

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of March 31, 2002, the Company does not have any goodwill or indefinite live intangible assets.

Aggregate amortization expense

Aggregate amortization expense for the three month periods ended March 31, 2001 and 2002 are $21,954 and $25,649, respectively.

Estimated amortization expense

For the year ended December 31, 2002	$ 100,408
For the year ended December 31, 2003	99,497
For the year ended December 31, 2004	98,902
For the year ended December 31, 2005	96,183
For the year ended December 31, 2006	91,954

(13) Short Term Borrowings:

At December 31, 2001 and March 31, 2002, short-term borrowings comprised the following:

	December 31, 2001	March 31, 2002
		(Unaudited)
Current portion of long term borrowings (Note 18)	$ 381,773	392,558
Other short term bank loans and overdrafts	1,394	836
	$ 383,167	393,394

(14) Trade Payables:

At March 31, 2002, the balance represents amount due to Ericsson Telekomünikasyon A.Ş. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $181,656 (December 31, 2001: $170,194) and $96,937 (December 31, 2001: $88,737), respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $22,636 (December 31, 2001: $43,108) arising in the ordinary course of business.

Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software License for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than nine months prior to the expiration of the then current term, but not beyond December 31, 2005. As of March 31, 2002, the agreement was automatically extended through December 31, 2002.

(15) Due to Related Parties:

As of December 31, 2001 and March 31, 2002, due to related parties comprised:

	December 31, 2001	March 31, 2002
		(Unaudited)
Türkiye Genel Sigorta A.Ş. (Genel Sigorta)	$ 425	715
Hobim Bilgi İşlem Hizmetleri A.Ş. (Hobim)	363	544
Digital Platform	1,033	—
Superonline	397	—
Other	1,408	688
	$ 3,626	1,947

Due to Hobim resulted from the invoice printing services rendered by this company (Note 22).

Due to Genel Sigorta resulted from health and life insurance premiums of the Company's personnel.

(16) Other Current Liabilities and Accrued Expenses:

At December 31, 2001 and March 31, 2002, the balance comprised:

	December 31, 2001	March 31, 2002
		(Unaudited)
License fee accrual—The Treasury	$ 98,318	162,143
Taxes and withholdings	70,675	74,324
Deferred income	40,930	41,706
Accrued interest on borrowings	45,176	33,084
Selling and marketing expense accruals	8,040	21,050
Transmission fee accruals	3,266	14,295
Lease obligations—short term portion (Note 19)	8,660	8,954
Radio cost accrual	5,877	8,124
Interconnection accrual—Türk Telekom	11,425	6,241
Roaming expense accrual	2,240	2,593
Accrued interest on lease obligations	1,534	2,164
Other expense accruals	7,284	10,607
	$ 303,425	385,285

In accordance with the License Agreement (Note 1), Turkcell pays the Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $98,318 at December 31, 2001 represents the licence fee accrual amounting to $11,154 for the month of December 2001 and licence fee accrual on interconnection revenues amounting to $87,164 including interest of $22,560 for the months of March 2001 through December 2001. The balance of $162,143 at March 31, 2002 consists of licence fee accrual amounting to $30,104 for the months of February and March 2002 and licence fee accrual on interconnection revenues amounting to $132,039 including interest of $40,774 for the months of March 2001 through March 2002.

Interconnection accrual at December 31, 2001 and March 31, 2002 represents amounts payable under the Interconnection Agreement (Note 23). The Interconnection Agreement requires that Turkcell pays Türk Telekom for Turkcell's GSM subscribers' calls to Türk Telekom's fixed-line subscribers.

(17) Taxes on Income:

The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

		3 Months Ended March 31,	
		2001	2002
		(Unaudited)	
Current tax charge	$	-	—
Deferred tax benefit		8,783	—
Income tax benefit	$	8,783	—

Income tax benefit (expense) attributable to income from continuing operations was $8,783 and nil for the three month periods ended March 31, 2001 and 2002, respectively. These amounts are differed from the amount computed by applying the Turkish income tax rate of 33% to pretax income from continuing operations as a result of the following:

		3 Months Ended March 31,	
		2001	2002
		(Unaudited)	
Computed "expected" tax benefit (expense)	$	32,664	(194
Non taxable translation gain		179,482	(48,030)
Investment tax credit		8,006	58,851
Change in valuation allowance		(254,475)	820
Other		43,106	(11,447)
Income tax benefit (expense)	$	8,783	—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and March 31, 2002 are presented below:

	December 31, 2001	March 31, 2002
		(Unaudited)
Deferred tax assets:		
Accrued expenses	$ 18,783	27,812
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	34,572	47,823
Net operating loss carryforwards	250,520	168,644
Tax credit carryforwards (Investment tax credit)	271,698	330,549
Gross deferred tax assets	575,573	574,828
Less: Valuation allowances	(539,739)	(548,820)
Net deferred tax assets	35,834	26,008
Deferred tax liabilities:		
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(35,834)	(26,008)
Total deferred tax liabilities	(35,834)	(26,008
Net deferred tax liabilities (assets)	$ -	-

At March 31, 2002, net operating loss carry forwards are as follows (unaudited):

Year	Amount	Expiration Date
1999	$ 2,218	2004
2000	5,727	2005
2001	501,659	2006
2002	376	2007

Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

In 1993, 1997, 2000 and 2001, the Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3,113,233 in qualifying expenditures, as defined in the certificates. As of March 31, 2002, the Company had incurred cumulative qualifying expenditures of approximately $2,504,162 (December 31, 2001: $2,058,317), resulting in tax credit carryforwards under the certificates of approximately $330,549 (December 31, 2001: $271,698), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,137,689 of qualifying expenditures through March 31, 2002, (December 31, 2001: $1,994,427) under such certificates are indexed against future inflation.

The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates significant uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards. Accordingly, a valuation allowance of approximately $548,820 is recorded as of March 31, 2002 (December 31, 2001: $539,739) for such amounts. The valuation allowance at March 31, 2002 and December 31, 2001 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $26,008 as of March 31, 2002 (December 31, 2001: $35,834) will be realised through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets.

(18) Long Term Borrowings:

At December 31, 2001 and March 30, 2002, long-term borrowings comprised:

	December 31, 2001	March 31, 2002
		(Unaudited)
Loan under the 1999 Issuer Credit Agreement	$ 400,000	400,000
1999 Bank Facility	366,667	305,556
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.Ş. (Akbank)	250,000	250,000
Garanti –Malta	150,000	150,000
Vakıfbank	100,000	100,000
Nordbanken—Stockholm (Nordbanken)	24,757	21,363
Yapı ve Kredi Bankası-Bahrain (Yapı Kredi)	3,500	3,500
AB Svensk Exportcredit (AB Svensk)	2,252	2,252
London Forfaiting Company	3,500	—
	1,600,676	1,532,671
Less: Current portion of long term borrowings (Note 13)	(381,773)	(392,558)
	$ 1,218,903	1,140,113

The Company has short and long term credit lines with local and foreign banks. At December 31, 2001, unused credit lines do not exist. On March 5, 2002, Yapi Kredi has committed to provide a cash loan facility up to $200,000 to the Company over the next twelve months.

As of December 31, 2001 and March 31, 2002, interest on the loan under the 1999 Issuer Credit Agreement accrues at the rate of 12.75% per annum.

As of December 31, 2001 and March 31, 2002, the interest rate on the 1999 Bank Facility varies between LIBOR plus 1.00% and LIBOR plus 3.50% per annum in respect of the tranches.

As of December 31, 2001 and March 31, 2002, interest on the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum.

The interest rate of the Garanti loan is 14% per annum as of December 31, 2001 and has been amended as 12% per annum on January 3, 2002 and 9% per annum on April 1, 2002.

The interest rate of the Vakıfbank loan is 14% per annum as of December 31, 2001 and has been amended as 12% per annum on February 1, 2002. On June 3, 2002, Turkcell agreed with Vakifbank to amend the

interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002 and 9% per annum effective June 1, 2002.

The interest rate of Akbank loan is LIBOR plus 5.25% per annum as of December 31, 2001. On May 9, 2002, Turkcell agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities.

Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company's shareholders.

(19)   Long Term Lease Obligations:

Future minimum finance lease payments as of March 31, 2002 are:

Years		
2002	$	11,509
2003		12,949
2004		12,318
2005 and thereafter		9,617
Total minimum lease payments		46,393
Less: Amount representing interest		(12,400)
Less: Current installments of obligations under finance leases (Note 16)		(8,954)
	$	25,039

(20)   Common Stock:

At December 31, 2001 and March 31, 2002, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell's common stock from 263,766,255,000 shares to 500,000,000,000 shares by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) in cash through a rights issue. In accordance with the resolution, the existing shareholders were entitled to utilize their pre-emptive rights, the rights to acquire additional shares resulting from the share capital increase proportionate with their existing shareholdings, at nominal value per share of one thousand Turkish Lira. On July 23, 2001, the Company issued 236,233,745,000 new shares. During the subscription period, the take-up rate for the rights issue was approximately 99.97% and the remaining shares after the utilization of pre-emptive rights, 78,276,956 ordinary shares, were sold to the public at Istanbul Stock Exchange on August 9, 2001. Total proceeds of the rights issue amounted to TL 236.5 trillion (equivalent to $178,055 at payment dates). The weighted number of average shares have been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon the fair value of the shares immediately prior to the exercise of the rights.

The following table sets forth the computation of basic and diluted earnings per share:

| | 3 Months Ended March 31, | |
	2001	2002
	(Unaudited)	
Numerator:		
Net income	(74,516)	608
Denominator:		
Basic and diluted weighted average shares	450,354,503,787	500,000,000,000
Basic and diluted net income (loss) per share	(0.00017)	0.000001

On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) decided to transfer the management and supervision of Pamukbank T.A.S. (Pamukbank), one of the Company's shareholders, to the Savings Deposit Insurance Fund of Turkey (the SDIF) who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF, has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. Currently, to the best of the management's knowledge, Pamukbank holds 0.51% ownership interest directly and 7.87% ownership interest indirectly in Turkcell.

(21) Revenues:

For the three month periods ended March 31, 2001 and 2002, revenues consisted of the following:

| | | 3 Months Ended March 31, | |
		2001	2002
		(Unaudited)	
Communication fees	$	451,412	417,257
Monthly fixed fees		38,901	11,400
Simcard sales		1,402	5,825
Call center revenues (Note 22)		2,440	2,513
Other		157	196
	$	494,312	437,191

(22) Related Party Transactions:

For the three month periods ended March 31, 2001 and 2002, significant transactions with the related parties were as follows:

| | 3 Months Ended March 31, | |
	2001	2002
	(Unaudited)	
Sales to A-Tel		
Simcard and prepaid card sales	$ 60,382	20,318
Sales to KVK		
Simcard sales	5,290	17,300
Charges from A-Tel		
Dealer activation fees	343	—
Charges from Digital Platform		
Reimbursement of the costs of its free subscriptions to Turkcell subscribers and advertisement services	64	1,810
Charges from Aslı Gazetecilik		
Advertisement services	54	2,679
Sales to Digital Platform		
Call center revenues	1,140	1,943
Sales to Milleni.com		
Telecommunication services	—	1,495
Sales to Geocell		
GSM Equipment	17	1,461
Charges from Milleni.com		
Telecommunication services	—	1,228
Charges from Hobim		
Invoicing services	948	1,235
Sales to Superonline		
Call center revenues	581	421
Charges to Digital Platform		
Telecommunications services and rent charges	802	387
Charges from Superonline		
Contribution to advertising expenses and internet service rendered	258	250
Charges from Genel Yasam Sigorta		
Life insurance premiums	3,342	248

Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

The significant agreements are as follows:

Agreements with A-Tel:

A-Tel is one of the principal importers of handsets and is involved in marketing, selling and distributing Turkcell's pre-paid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

Agreements with KVK

KVK, one of Turkcell's principal SIM card distributors, is a Turkish company controlled by three individuals who are affiliated with Turkcell's shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a subsidiary of Fintur, one of Turkcell's affiliated companies. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. Turkcell has entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events, amounting to $5,000 for a period of one year and extendable if any of the parties do not oppose it. In addition, Turkcell has agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell's buildings, an agreement related to the provision of Group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell's subsidiary Global.

Agreements with Aslı Gazetecilik:

Aslı Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, Çukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Agreements with Genel Yaşam Sigorta A.Ş. (Genel Yaşam Sigorta)

Genel Yaşam Sigorta, a life insurance company, is a Turkish company owned by one of Turkcell's principal shareholders, Çukurova Group. Turkcell has signed agreements for the life insurance policies related to its personnel and the personnel of some of its dealers.

Agreements with Hobim

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Çukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim under which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

Agreements with Superonline

Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

Financial lease agreements with Yapı Kredi Finansal Kiralama A.Ş.

Turkcell has entered into a finance lease agreement with Yapı Kredi Finansal Kiralama A.Ş (Yapı Kredi Leasing), an affiliate of Yapı Kredi, a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building was $14,162, and Turkcell's outstanding lease obligation at March 31, 2002 is $1,162 (December 31, 2001: $1,162). Turkcell has purchased the building at May 17, 2002 for its nominal purchase price.

In addition, Turkcell has entered into a finance lease agreement with Yapı Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell's outstanding lease obligation at March 31, 2002 was $11,406 (December 31, 2001: $11,902). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Financial lease agreements with Pamuklease Pamuk Finansal Kiralama A.Ş.

Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama A.Ş. (formerly Interlease Inter Finansal Kiralama A.Ş.), a Çukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and İzmir. The purchase price of the buildings was $32,672 and Turkcell's outstanding lease obligation at March 31, 2002 is $21,372 (December 31, 2001: $22,609). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

(23) Commitments and Contingencies:

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Treasury Share:

On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, fixed-monthly fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, its required contribution to the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $171,473 between acquisition of its license and March 31, 2002. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

25

Under the Turkish Treasury's calculation, the cumulative amount of VAT, education fund, frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126 . The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $12,536 for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the license fee payable on account of collections of VAT but upheld the injunction with respect to the state education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the state education fund, frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the state education fund, the frequency usage fees and transmission fees should not. Turkcell expects that both parties will appeal the parts of the decision adverse to their interests. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for license fees on account of VAT and the accrued late payment interest collected since April 1998, which sum excludes license fees on account of the education fund and the frequency usage and transmission fees.

Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay license fees in respect of VAT collections, subject to a final judgment to be rendered by the Danistay. On March 27, 2000, Turkcell filed a challenge against the Danistay's decision to lift the injunction with respect to VAT, which was rejected on April 21, 2000. Unpaid amounts with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $47,591 and $58,867 as of December 31, 2001 and March 31, 2002, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the education fund, frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in the Company's consolidated financial statements for license fee payments with respect to collections on account of the education fund, frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on VAT on License Fee:

On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claims that Turkcell should have paid VAT on the $500,000 upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid VAT of TL 18.6 trillion (equivalent to $13,927 at March 31, 2002) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $35,932 at March 31, 2002) and a penalty fee of TL 37.3 trillion (equivalent to $27,854 at March 31, 2002). The Tax Office's position is premised on the view that the license was not transferred or sold to Turkcell but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that Turkcell should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax payer.

If the Tax Office prevailed in this case, Turkcell would have a payable to the Tax Office for the amount of VAT, which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from Turkcell for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $44,177 at March 31, 2002) and the penalty fee of TL 37.3 trillion (equivalent to $27,854 at March 31, 2002) would have to be paid. Turkcell has filed a petition in the Tax

Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected its claim and Turkcell has appealed the case to the Danistay.

While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pays VAT on the upfront license fee as well as the late payment interest on the unpaid VAT and the penalty fee. While continuing its court challenge, Turkcell has established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell was required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $13,927 at March 31, 2002), the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $45,403 at March 31, 2002) and the penalty fee amounting to TL 9.3 trillion (equivalent to $6,963 at March 31, 2002).

On March 16, 2001, Turkcell paid TL 21.4 trillion (equivalent to $21,280 at March 16, 2001 and $16,015 at March 31, 2002), of which TL 18.6 trillion (equivalent to $18,501 at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2,779 at March 16, 2001) was for the outstanding interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 at March 16, 2001 and $50,274 at March 31, 2002) was to be payable in 15 monthly instalments starting March 30, 2001. The first instalment was for TL 5.4 trillion (equivalent to $5,313 at March 16, 2001 and $4,000 at March 31, 2002) and the remaining instalments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 at March 16, 2001 and $3,306 at March 31, 2002). On March 21, 2001, Turkcell also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 at March 21, 2001 and $50,830 at March 31, 2002). On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8,698 at April 12, 2001 and $8,314 at March 31, 2002). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court's ruling, on May 31, 2001, Turkcell replaced its previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $12,970 at May 31, 2001 and $11,212 at March 31, 2002) reflecting the reduction in the outstanding interest charge. Accordingly, its payment schedule was amended. Payments already made have been set-off against future payments.

On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court, which had previously reduced the penalty fee to TL 9.3 trillion (equivalent to $6,963 as of March 31, 2002).

Out of a total interest charge of TL 12.6 trillion (equivalent to $9,435 as of March 31, 2002), which includes additional accrued interest of TL 1.5 trillion (equivalent to $1,121 as of March 31, 2002), Turkcell has paid TL 4.5 trillion (equivalent to $3,372 as of March 31, 2002) pursuant to the payment plan and an accrual was made for the unpaid portion of TL 8.1 trillion (equivalent to $6,063 as of March 31, 2002) in the consolidated financial statements as of and for the three months period ended March 31, 2002. Turkcell neither recorded nor agreed to a payment schedule for the penalty fee because Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. If the cases are resolved in favor of the Tax Office, Turkcell will be liable to the Tax Office for the additional interest charges of TL 46.0 trillion (equivalent to $34,302 as of March 31, 2002) and the penalty fee up to TL 37.3 trillion (equivalent to $27,854 as of March 31, 2002).

In addition to the foregoing, Turkcell has not paid VAT on the ongoing license fees paid to the Turkish Treasury since this was also not stated in the License Agreement at the time the License was acquired. However, on December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $68,302 at March 31, 2002) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $108,591 at March 31, 2002) for penalty fees. Turkcell

began discussions with the Tax Office to discuss their deficiency notice. If Turkcell is unable to settle this matter with the Tax Office, legal claims may be brought by Turkcell or the Tax Office. Turkcell and its legal counsel believe that if such claims are asserted, Turkcell will prevail. However, Turkcell has made a provision of TL 1.9 trillion (equivalent to $1,437 at March 31, 2002) in its consolidated financial statements for interest payment considering that the case is identical with the dispute regarding VAT on Turkcell's upfront License fee. Turkcell has pledged assets worth TL 749.5 trillion (equivalent to $560,250 at March 31, 2002) to the Tax Office. There can be no assurance, however, that legal proceedings will not be instituted or that if such proceedings were instituted that there would not be an unfavorable ruling in this matter. An adverse outcome in any such proceeding or the payment of VAT on the ongoing license fees paid to the Turkish Treasury would have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on Türk Telekom Interconnection Fee:

Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,934 at March 31, 2002) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $28,030 at March 31, 2002) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $12,034 at March 31, 2002) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, Turkcell received approximately TL14.0 trillion (equivalent to $10,092 at payment date) from Turk Telekom, which was related to the TL6.6 trillion (equivalent to $4,934 at March 31, 2002) withheld by Turk Telekom, plus interest.

On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $12,034 at March 31, 2002) paid to Turk Telekom as its first instalment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such

decision. Consequently, a decision in line with the January 24, 2002 decision of the lower court in the first lawsuit is expected to be rendered in June 2002 regarding this second lawsuit and Turkcell expects to recover the TL 16.0 trillion paid to Turk Telekom with interest.

Dispute on Türk Telekom Interconnection Fee:

The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made one claim pertaining to the period extending from the date of its license up to October 2000, and a second to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit, Turk Telekom appealed the decision in the second lawsuit. Turkcell is preparing to file its response to their appeal as soon as Turkcell is served with Turk Telekom's filing.

In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $809,690 at March 31, 2002). The court decided the case should be consolidated with the first lawsuit. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on Additional Treasury Share on Value Added Services and Other Charges:

On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danıştay's decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed.

Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services and revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 197.9 trillion (equivalent to $147,947 as of March 31, 2002) including interest of TL 99.2 trillion (equivalent to $74,151 as of March 31, 2002) as of March 31, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Class action lawsuit against Turkcell:

On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information.

The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has now entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, Turkcell filed a memorandum of law opposing Plaintiff's Motion for Class Certification. The court has not yet ruled on this motion. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

Dispute on tariff increase of transmission lines leases:

Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. If the case is resolved in favour of Turk Telekom, Turkcell will be liable to Turk Telekom for up to TL 61.1 trillion (equivalent to $45,656 as of March 31, 2002) including interest of TL 23.7 trillion (equivalent to $17,741 as of March 31, 2002) as of March 31, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on National Roaming Agreement:

The introduction of national roaming in Turkey could have a negative impact on the Company's consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators' services to use its networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

During the third quarter of 2001, Turkcell was approached by İşTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between İşTim and Turkcell has been prevented. The Telecommunications Authority and İşTim have appealed the granting of the injunction. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001.

On March 8, 2002, the Telecommunications Authority published a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including Turkcell, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and

documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

- a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

- a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

- a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

If Turkcell is forced to enter a national roaming agreement with İşTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

In a letter dated March 14, 2002, the Telecommunications Authority subjected İşTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with İşTim within a 30 day period. However, Turkcell still benefits from the injunctive relief obtained on November 12, 2001.

On April 8, 2002, Turkcell obtained a cautionary injunction from the Court against the application of the new regulation published by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. Turkcell believes that Telsim has obtained a similar injunction but has not yet enforced it. The parties to the ICC proceedings dated April 11, 2002, have not yet appointed their arbitrators.

If Turkcell is forced to enter a national roaming agreement with İşTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $5,212 at March 31, 2002) and were enjoined to cease these infringements. Turkcell believes that it has not infringed the law and plans to initiate an action requesting the cancellation of the Competition Board's written decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

Dispute Regarding Interconnection Revenues

In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danıştay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court of first instance on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. As of the date of this report, the arbitral tribunal has not begun proceedings because the final arbitration has not been chosen.

Dispute on Collection of Frequency Usage Fees

On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the subscribers and to pay it to the Telecommunications Authority. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. Accordingly, Turkcell has not made any provisions in its consolidated financial statements.

Dispute on the Determination of Items of Gross Revenue

On June 6, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: June 21, 2002

By: Muzaffer Akpinar
       Chief Executive Officer